Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Mallard Acquisition Corp. (the “Company) on Form S-1 of our report dated March 18, 2020, except for Notes 7 and 8 as to which the date is July 24, 2020, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Mallard Acquisition Corp. as of March 5, 2020 and for the period from February 26, 2020 (inception) through March 5, 2020, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

September 21, 2020